UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K
(mark one)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the annual period ended December 31, 2019

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ____________

Commission File Number: 001-38695

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAL-MAINE FOODS, INC. KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAL-MAINE FOODS, INC.
3320 WOODROW WILSON AVENUE
JACKSON, MS 39209

CAL-MAINE FOODS, INC. KSOP

TABLE OF CONTENTS

Page
REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:
Statement of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to the Financial Statements	5 - 9

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2019	10 – 11

SIGNATURE	12

Report of the Independent Registered Public Accounting Firm

To Participants and the Audit Committee of the
Cal-Maine Foods, Inc. KSOP
Jackson, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Cal-Maine Foods, Inc. KSOP (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Frost, PLLC

We have served as the Plan’s auditor since 2007.

Little Rock, Arkansas
June 19, 2020

CAL-MAINE FOODS, INC. KSOP

Statement of Net Assets Available for Benefits

December 31, 2019 and 2018

	2019	2018
Assets

Investments, at fair value	$144,088,776	$137,815,673
Notes receivable from participants	3,112,662	3,207,315
Net assets available for benefits	$147,201,438	$141,022,988

The accompanying notes are an integral part of these financial statements.

CAL-MAINE FOODS, INC. KSOP

Statement of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2019 and 2018

	2019	2018
Additions
Investment income
Interest and dividend income
Interest	$43,304	$23,269
Dividends	2,753,425	2,910,795
Total interest and dividend income	2,796,729	2,934,064

Net change in fair value of investments	8,773,199	(9,274,459)

Total investment income	11,569,928	(6,340,395)

Interest income on notes receivable from participants	164,692	155,989

Contributions
Employer contributions	3,490,908	3,422,645
Participant contributions	3,799,078	3,426,740
Rollover	58,596	65,677
Total contributions	7,348,582	6,915,062

Total additions	19,083,202	730,656

Deductions
Benefits paid to participants	12,773,649	9,868,977
Administrative expenses	131,103	132,815
Total deductions	12,904,752	10,001,792

Net increase (decrease) in net assets available for benefits	6,178,450	(9,271,136)

Net assets available for benefits - beginning of year	141,022,988	150,294,124

Net assets available for benefits - end of year	$147,201,438	$141,022,988

The accompanying notes are an integral part of these financial statements.

CAL-MAINE FOODS, INC. KSOP

Notes to Financial Statements

December 31, 2019 and 2018

1. Summary of Significant Plan Provisions

The following description of the Cal-Maine Foods, Inc. KSOP (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

a. General – The Plan covers substantially all employees of Cal-Maine Foods, Inc. and its subsidiaries (collectively, the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

b. Eligibility – Each employee, except leased employees, collective bargaining employees, contract employees, and employees of independent contractors shall become eligible to participate in the Plan on the entry date next following or coinciding with the employee attaining 21 years of age and one year of service during which the employee accrues 1,000 hours or more of service. Entry dates are January 1, April 1, July 1 and October 1. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3 percent of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.

c. Contributions – Participants may contribute a portion of pretax annual compensation, as defined by the Plan Document. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers). The Company made safe harbor nonelective contributions equal to 3% of compensation during the years ended December 31, 2019 and 2018. These contributions are initially invested in Cal-Maine Foods, Inc. common stock. The Company can also make additional discretionary nonelective contributions. The Company did not make an additional contribution for the years ended December 31, 2019 or 2018. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

d. Participant accounts – Each participant’s account is credited with the participant contributions and an allocation of (a) the Company’s contributions, (b) Plan earnings/losses, and is charged with applicable withdrawals and an allocation of administrative expenses. Allocations are based on the participant’s compensation, contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

A participant, alternate payee of a participant, or beneficiary of a deceased participant has the immediate right to elect to diversify any publicly traded employer securities held in their Company stock account attributable to participating Company contributions and any publicly traded securities held in their safe harbor nonelective contribution Company stock account and reinvest the proceeds in any other investments available under the Plan.

e. Vesting – Participants are vested immediately in their contributions and Company safe harbor contributions plus actual earnings thereon.

f. Investment options – Participants may direct the investment of their interest in the Plan into the investment options offered under the Plan. Participants may change their investment selections at any time via internet or direct phone access to the SunTrust Benefits Service Center.

g. Notes receivable from participants – Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested interest in their account balance. Note terms range from one to five years or up to 15 years if for the purchase of a primary residence. The notes are

CAL-MAINE FOODS, INC. KSOP

Notes to Financial Statements

December 31, 2019 and 2018

secured by the balance in the participant’s account and bear interest at a rate determined by the Plan Administrative Committee equivalent to that charged by major financial institutions in the community. Principal and interest is paid ratably through weekly or biweekly payroll deductions.

h. Payment of benefits – Benefits are generally payable on termination, retirement, death or disability. If the participant’s vested balance is $1,000 or less, it will be automatically distributed. In-service withdrawals are allowed from all participant accounts if the participant has attained age 59½, at any time from a participant’s rollover account, or once a year from a participant’s non-safe harbor Company stock account and non-elective deferral Company Stock Account for participants with five or more years of participation.

Distributions from a participant’s Company stock account are made either in cash or Company stock, as elected by the participant. Non-company stock accounts are distributed in lump sum or installments.

i. Voting rights of stock – Each participant shall have the right to direct the committee or trustee as to the manner in which whole and partial shares of the Company’s stock allocated to their accounts as of the record date are to be voted in each matter brought before an annual or special shareholders’ meeting.

j. Termination of the Plan – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

a. Basis of accounting – The accompanying financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

b. Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

c. Investment valuation and income recognition – Investments are reported at fair value. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net change in fair value includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

d. Notes receivable from participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid, interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan documents.

e. Payment of benefits – Benefits are recorded when paid.

f. Administrative expenses – Certain administrative and recordkeeping fees are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to distributions are charged directly to the participants' accounts.

CAL-MAINE FOODS, INC. KSOP

Notes to Financial Statements

December 31, 2019 and 2018

3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is categorized based on a hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability; and
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 or 2018:

Interest-bearing cash: This investment is valued at historical cost, which approximates fair value.

Common stock and mutual funds: These investments are valued based on quoted market prices at the end of the Plan year.

Common collective trust funds: These investments are valued based on the net asset value (“NAV”) of units held by the Plan at year end, as calculated by the issuer, as a practical expedient to estimate fair value. NAV is calculated based on the fair value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CAL-MAINE FOODS, INC. KSOP

Notes to Financial Statements

December 31, 2019 and 2018

The following table sets forth the Plan’s assets at fair value.

	Level 1	Level 2	Level 3	Total
December 31, 2019

Cal-Maine Foods, Inc. common stock	$88,894,015	$—	$—	$88,894,015
Interest-bearing cash	4,795,649	—	—	4,795,649
Mutual funds	49,023,778	—	—	49,023,778
Total assets in the fair
value hierarchy	$142,713,442	$—	$—	142,713,442

Investments measured at net asset value*				1,375,334

Investment at fair value				$144,088,776

	Level 1	Level 2	Level 3	Total
December 31, 2018

Cal-Maine Foods, Inc. common stock	$91,280,854	$—	$—	$91,280,854
Interest-bearing cash	5,043,301	—	—	5,043,301
Mutual funds	40,153,968	—	—	40,153,968
Total assets in the fair
value hierarchy	$136,478,123	$—	$—	136,478,123

Investments measured at net asset value*				1,337,550

Investment at fair value				$137,815,673

* The investment measured at fair value using the net asset value per share (or its equivalent) practical expedient has not been classified in the fair value hierarchy. The fair value amount included above is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The following table summarizes investments for which fair value is measured using the NAV per share as a practical expedient.

		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
December 31, 2019
Common collective trust fund	$1,375,334	N/A	Daily	None

December 31, 2018
Common collective trust fund	$1,337,550	N/A	Daily	None

CAL-MAINE FOODS, INC. KSOP

Notes to Financial Statements

December 31, 2019 and 2018

4. Risks and Uncertainties

        There is a high concentration of the Company's stock owned by the Plan. As of December 31, 2019 and 2018, approximately 60% and 65% of the Plan's assets were invested in the Company's common stock, respectively.

The Plan invests in various investment securities that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the financial statements.

5. Tax Status

The IRS has determined and informed the Company by a letter dated July 12, 2012 that the amended and restated Plan document is designed in accordance with applicable sections of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that, more likely than not, would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Parties-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons. The Plan incurs expenses related to general administrative and record keeping. The Company pays certain administrative expenses and accounting and auditing fees relating to the Plan and provides certain administrative services at no cost to the plan

The Plan invests in an interest-bearing cash account with the trustee, SunTrust Bank. During the years ended December 31, 2019 and 2018, the Plan paid SunTrust Bank for its services which is included in the Statement of Changes in Net Assets Available for Benefits.

As of December 31, 2019 and 2018, the Plan held 2,079,392 and 2,157,940 shares of common stock of Cal-Maine Foods, Inc. respectively. In addition, notes receivables from participants also reflect party-in-interest transactions.

7. Subsequent Events

As a result of the spread of COVID-19 coronavirus, economic uncertainties have arisen which have resulted in significant volatility in the investment markets. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

CAL-MAINE FOODS, INC. KSOP
PLAN NUMBER 001
EMPLOYER IDENTIFICATION NUMBER 64-0500378

Form 5500, Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

				Description of investment including
		Identity of issue, borrower,		maturity date, rate of interest,	Current
(a)	(b)	lessor or similar party	(c)	collateral, par or maturity value	(e) value

		Interest-bearing cash
*		SunTrust Bank		FDIC Insured Account	$4,795,649

		Common collective trust funds
		Federated Investors		Capital Preservation Fund R6P	1,375,334

		Mutual funds
		BlackRock		Inflation Prted Bd BlackRock K	1,297,353
		BlackRock		Mid-Cap Growth Equity K	72
		Vanguard		Small Cap Index Fund - Admiral	686,164
		Vanguard		Mid Cap Index Adm	683,167
		Vanguard		500 Index Fund - Admiral	8,802,674
		Vanguard		Developed Markets Index Admiral	2,504,943
		Janus		Triton N	2,734,586
		MFS Family of Funds		Massachusetts Investors Gr Stk R6	2,332,885
		MFS Family of Funds		Total Return Bond R6	2,341,935
		MFS Family of Funds		Total Return R6	2,178,919
		Wells Fargo		Spec Md Cp Val R6	2,181,030
		T. Rowe Price		Retirement I 2010 Fund I Class	1,653,425
		T. Rowe Price		Retirement I 2020 Fund I Class	5,053,675
		T. Rowe Price		Retirement I 2030 Fund I Class	6,153,251
		T. Rowe Price		Retirement I 2040 Fund I Class	4,055,277
		T. Rowe Price		Retirement I 2050 Fund I Class	2,501,609
		T. Rowe Price		Retirement I 2060 Fund I Class	110,017
		Invesco		Growth and Income R6	3,752,796
		Total mutual funds			49,023,778

* Party-in-interest

Column (d) not applicable for participant directed investments.

See Report of the Independent Registered Public Accounting Firm

CAL-MAINE FOODS, INC. KSOP
PLAN NUMBER 001
EMPLOYER IDENTIFICATION NUMBER 64-0500378

Form 5500, Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

				Description of investment including
		Identity of issue, borrower,		maturity date, rate of interest,	Current
(a)	(b)	lessor or similar party	(c)	collateral, par or maturity value	(e) value

		Common stock
*		Cal-Maine Foods, Inc.		2,079,392 shares of common stock,
				$.01 par value	$88,894,015

*		Participant loans		Interest rates from 4.25% to 6.50% with
				maturity dates from January 2020
				through November 2033	3,112,662

		Total			$147,201,438

* Party-in-interest

Column (d) not applicable for participant directed investments.

See Report of the Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934,  the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAL-MAINE FOODS, INC. KSOP

Date:	June 19, 2020	/s/ Jim Golden
Jim Golden
Director of Human Resources

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm